UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BTRS HOLDINGS INC.

(Name of Issuer)

Class 1 Common Stock, $0.0001 par value per share

(Title of Class of Securities)

11778X104

(CUSIP Number)

Bain Capital Venture Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11778X104	13D	Page 2 of 7 Pages

1	Names of reporting persons Bain Capital Venture Fund 2012, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class 1 Common Stock
	8	Shared voting power 25,706,922 shares of Class 1 Common Stock
	9	Sole dispositive power 0 shares of Class 1 Common Stock
	10	Shared dispositive power 25,706,922 shares of Class 1 Common Stock

11	Aggregate amount beneficially owned by each reporting person 25,706,922 shares of Class 1 Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.9%
14	Type of reporting person PN

CUSIP No. 11778X104	13D	Page 3 of 7 Pages

1	Names of reporting persons BCIP Venture Associates
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class 1 Common Stock
	8	Shared voting power 2,510,636 shares of Class 1 Common Stock
	9	Sole dispositive power 0 shares of Class 1 Common Stock
	10	Shared dispositive power 2,510,636 shares of Class 1 Common Stock

11	Aggregate amount beneficially owned by each reporting person 2,510,636 shares of Class 1 Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.6%
14	Type of reporting person PN

CUSIP No. 11778X104	13D	Page 4 of 7 Pages

1	Names of reporting persons BCIP Venture Associates—B
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class 1 Common Stock
	8	Shared voting power 149,506 shares of Class 1 Common Stock
	9	Sole dispositive power 0 shares of Class 1 Common Stock
	10	Shared dispositive power 149,506 shares of Class 1 Common Stock

11	Aggregate amount beneficially owned by each reporting person 149,506 shares of Class 1 Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%
14	Type of reporting person PN

CUSIP No. 11778X104	13D	Page 5 of 7 Pages

This Amendment No. 1 to Schedule 13D relates to shares of class 1 common stock, $0.0001 par value per share (the “Common Stock”), of BTRS Holdings Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on January 22, 2021 (the “Initial Statement” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

Subsequent to the Closing Date of the Business Combination, the earnout price of the Common Stock was met and the Reporting Persons were issued an aggregate of 3,101,652 shares of Common Stock pursuant to the terms of the Business Combination Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a),(b)

As of the date hereof, Venture Fund 2012 holds 25,706,922 shares of Common Stock, representing approximately 16.9% of the outstanding shares of Common Stock, BCIPV holds 2,510,636 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock, and BCIPVB holds 149,506 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 28,367,064 shares of Common Stock, representing approximately 18.6% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 152,190,175 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus relating to the July 2021 Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) on July 2, 2021.

(c)

On July 6, 2021, the Reporting Persons sold an aggregate of 3,151,895 shares of Common Stock at a price of $11.72937 per share in an underwritten public offering (the “July 2021 Offering”). In the offering, Venture Fund 2012 sold 2,856,323 shares, BCIPV sold 278,960 shares and BCIPVB sold 16,612 shares.

(d)

Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

CUSIP No. 11778X104	13D	Page 6 of 7 Pages

July 2021 Lock-up Agreement

In connection with the July 2021 Offering, each of the Reporting Persons entered into a lock-up agreement (the “July 2021 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the July 2021 Lock-up Agreement, the Reporting Persons agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 90 days after the date of the prospectus relating to the July 2021 Offering without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, subject to certain exceptions.

The foregoing summary of the July 2021 Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the July 2021 Lock-up Agreement, which is filed as Exhibit D hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit D	Form of July 2021 Lock-up Agreement (incorporated by reference from Exhibit A to Exhibit 1.1 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1, filed on June 30, 2021)

CUSIP No. 11778X104	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2021	Bain Capital Venture Fund 2012, L.P.

	By:	Bain Capital Venture Partners 2012, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

BCIP Venture Associates

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
		Name:	Matthew C. Harris
		Title:	Authorized Signatory

BCIP Venture Associates - B

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
		Name:	Matthew C. Harris
		Title:	Authorized Signatory